09058097

TATES
ANGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46008

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Heartland Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake St. Louis Blvd.
(No. and Street)

Lake St. Louis	Missouri	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne Jehle 636-625-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Floor	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Jeanne Jehle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY ANN KEMPER
Notary Public - Notary Seal
State of Missouri
St. Charles County
My Commission Expires May 18, 2009
Commission # 05705629

Jeanne A Jehle
Signature

CFO
Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 20TH DAY OF FEBRUARY 20 09
NOTARY PUBLIC FOR STATE OF MISSOURI
MY COMMISSION EXPIRES 05/18/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Heartland Capital, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 1,817,999
Concessions receivable	371,298
Representative receivable	2,280
Due from officer	34,038
Deposits	76,147
Investments	9,335
Property and equipment, net of accumulated depreciation	136,242
Total Assets	$ 2,447,339

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Clearing fees payable	$ 52,406
Commissions payable	343,109
Customer break point payable	8,382
Accrued pension liability	63,402
Payroll liabilities	1,153
Total Liabilities	468,452
Stockholders' Equity	
Common stock, no par value, authorized 30,000 shares, issued and outstanding 3,000 shares	30,000
Additional paid-in capital	15,000
Retained earnings	1,933,887
Total Stockholders' Equity	1,978,887
Total Liabilities and Stockholders' Equity	$ 2,447,339

First Heartland Capital, Inc.
STATEMENT OF INCOME
For The Year Ended December 31, 2008

REVENUES	
Concessions	$ 20,869,057
Administrative fees, net	1,016,094
Investment income	35,755
	21,920,906
EXPENSES	
Advertising	13,178
Bank and credit charges	13,785
Clearing fees	647,319
Commissions	17,277,610
Computer expense	179,275
Contributions	250
Depreciation	63,518
Dues and subscriptions	5,602
Leaders Club	102,820
Legal fees	45,646
Office expense	32,339
Professional fees	43,187
Retirement contributions	352,534
Salaries	1,905,504
Taxes	140,294
	20,822,861
INCOME FROM OPERATIONS	1,098,045
OTHER INCOME (EXPENSE)	
Interest expense	(2,237)
Representative reimbursements	270,859
Other income	25
	268,647
NET INCOME	$ 1,366,692

First Heartland Capital, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2008

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2007	3,000	$ 30,000	$ 15,000	$ 2,205,195	$ 2,250,195
Net income	-	-	-	1,366,692	1,366,692
Distributions paid	-	-	-	(1,638,000)	(1,638,000)
Balance, December 31, 2008	3,000	$ 30,000	$ 15,000	$ 1,933,887	$ 1,978,887

First Heartland Capital, Inc.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,366,692
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	63,518
(Increase) decrease in assets:	
Concessions receivable	28,267
Representative receivable	76,882
Due from related party	74,215
Due from officer	(27,369)
Deposits	14,265
Increase (decrease) in liabilities:	
Clearing fees payable	(5,995)
Commissions payable	(36,377)
Due to related party	(38,603)
Accrued pension liability	63,402
Payroll liabilities	(1,056)
Net Cash Provided by Operating Activities	1,577,841
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	1,638,000
Net Cash Used in Financing Activities	1,638,000
DECREASE IN CASH AND CASH EQUIVALENTS	(60,159)
CASH AND CASH EQUIVALENTS, Beginning of year	1,878,158
CASH AND CASH EQUIVALENTS, End of year	$ 1,817,999

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 2,237

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

First Heartland Capital, Inc. (the "Company") was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's customer base includes other brokers and dealers as well as individuals, all of which effect transactions in a wide array of financial instruments.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company was in compliance with both of the above-stated net capital rules.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2008 is $1,466,380, which is not covered under FDIC insurance.

Investments

Investments owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements. These investments consist of equity securities stated at fair value. Since the securities are actively traded on the open market, fair value measurements are a Level 1 input based upon publicly quoted sale prices. The resulting difference between cost and market is included in income.

Investment transactions are recorded on a trade-date basis.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation, computed using straight line methods. The assets are depreciated over their useful lives, which is estimated to be 5 years.

Concessions Income

Concessions income is recorded as earned, with billed but not collected amounts reflected as concessions receivable.

Advertising

Advertising costs, which totaled $13,178 for the year ended December 31, 2008, are expensed as incurred and included in operating expenses.

Income Taxes

Effective October 1, 2005, the owners of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after that date are included in the personal income tax returns of the owners. Accordingly, the Company no longer incurs income tax obligations.

Recent Accounting Pronouncement

The Financial Accounting Standards Board ("FASB") has issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*. FIN 48 provides detailed guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return.

FASB is in the process of developing guidance on the implementation of FIN 48 by pass-through entities, and the Company has therefore elected to defer the application of FIN 48 in accordance with FASB Staff Position ("FSP") FIN 48-3. This FSP defers the effective date of FIN 48 for nonpublic enterprises included within its scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. Tax positions must meet the more-likely-than-not recognition threshold to be recognized.

The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company does not expect the adoption of FIN 48 to have a material effect on its financial position, results of operations, or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

B. PROPERTY AND EQUIPMENT

Property and equipment consist of:

Computer hardware	$ 219,788
Computer software	115,716
Furniture and fixtures	4,500
	340,004
Less: Accumulated depreciation	203,762
	$ 136,242

Depreciation charged against income amounted to $63,518 for the year ended December 31, 2008.

C. RETIREMENT PLANS

The Company provides retirement benefits to all of its employees under various retirement plans.

Defined Benefit Plan

The Company initiated a defined benefit plan for employees during the year ended December 31, 2008. Under this noncontributory plan, benefits are based on years of service from January 1, 2008 to normal retirement at age 65. All participants become 100 percent vested after 3 years of service. The Company's funding policy is to contribute annually at least the minimum amount required under the provisions of Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $175,000 to the plan during the year ended December 31, 2008. No benefits were paid to participants during the year ended December 31, 2008. The Company uses a calendar year end measurement date for this plan.

The plan has an accumulated benefit obligation of $238,402 at December 31, 2008 with plan assets of $175,000 to fund this obligation. There is a projected benefit obligation in excess of plan assets and an accrued pension benefit obligation of $63,402 at December 31, 2008. The Company plans to fund this accrued benefit obligation prior to the required due date.

There was no projected interest cost on the projected benefit obligation, amortization of unrecognized net obligation, or net periodic pension cost during the year ended December 31, 2008. The weighted-average assumptions used in the calculation of both benefit obligations and net pension costs are a discount rate of 6.22% and an expected return on plan assets of 6.68%.

At December 31, 2008, there is no estimate of the expected benefits to be paid over the next five calendar years or in the aggregate for the five years thereafter due to the year ended December 31, 2008 being the initial plan year and no plan participants are currently vested.

Defined Contribution Plan

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. During the year ended December 31, 2008, the Company amended the plan to become a "Safe Harbor 401(k) Plan". Under the provisions of the amendment, the Company makes a three percent contribution for all non-highly compensated employees who are eligible to participate in the plan. This contribution is fully vested immediately. The Company made contributions of $114,132 during the year ended December 31, 2008.

D. RELATED PARTY TRANSACTIONS

Leasing Arrangements

The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owners of the Company also control. The affiliated corporation leases the offices from a limited liability company which is controlled by the owners. Rent expense amounted to $66,181 for the year ended December 31, 2008. This expense is recorded with the Administrative Fees discussed below.

Administrative Fees

The Company pays an administrative fee to First Heartland Corporation, which is controlled by the Company's owners, for its share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily on actual time spent by Company employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $409,688 for

the year ended December 31, 2008. These fees are netted against administrative fee income received from affiliated entities.

E. FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to off balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

F. CONTINGENCIES

Litigation

In the normal course of business the Company is party to litigation and arbitration actions involving their broker activities. The Company is currently a named party in ongoing litigation involving the sale of fictitious financial products by a sales representative formerly associated with the Company. The lawsuits allege losses of approximately $9,000,000. Approximately $4,500,000 of the losses are alleged to have occurred while the representative was associated with the Company. Management believes the allegations against the Company are without merit, and they will not be held liable for the entire portion. Thus, there is no reasonable estimate of potential loss available at December 31, 2008.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

First Heartland Capital, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

December 31, 2008

Total Stockholders' Equity	$ 1,978,887
Less non-allowable assets:	
Investments	9,335
Company's portion of aged concessions receivable	32,076
Property and equipment, net	136,242
Representative receivable	2,280
Due from officer	34,038
Central Registration Depository account	6,146
National Securities Clearing Corporation deposit	20,000
Total non-allowable assets	240,117
Net capital before haircuts on securities positions	1,738,770
Haircuts on money market funds	37,682
Net Capital	$ 1,701,088
Aggregate Indebtedness	
Items included in statement of financial condition:	
Clearing fees payable	$ 52,406
Commissions payable	343,109
Accrued pension liability	63,402
Payroll liabilities	1,153
Items not included in statement of financial condition:	
Pending litigation	4,550,594
Total aggregate indebtedness	$ 5,010,664
Minimum net capital required (the greater of $50,000 or 6 2/3% of total aggregate indebtedness)	$ 334,044
Minimum dollar net capital requirement	$ 50,000
Minimum capital requirement (greater of above)	$ 334,044
Excess net capital	$ 1,367,044
Excess net capital at 1000% (as defined on FOCUS)	$ 1,200,021
Ratio of aggregate indebtedness to net capital	2.95 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

First Heartland Capital, Inc.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule 2

December 31, 2008

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of First Heartland Capital, Inc. as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13 or
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

February 25, 2009

FIRST HEARTLAND CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT

Contents

	Page
Independent Auditors' Report	1
Facing Page	2
Oath or Affirmation	3
Financial Statements	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes In Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 12
Supplementary Information Required by the Securities and Exchange Commission	
Schedule 1 - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1	13
Schedule 2 - Exemptive Provision Under Rule 15c3-3	14
Independent Auditors' Supplementary Report on Internal Control	15 - 16

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 25, 2009

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com